PETROBRAS ARGENTINA SA

January 6, 2016

VIA EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resourses

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re.

Petrobras Argentina S.A.

Form 20-F for Fiscal Year Ended December 31, 2014

Filed April 29, 2015

File No. 333-155319

Dear Mr. Skinner:

By letter dated December 21, 2015, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) commented on the annual report on Form 20-F of Petrobras Argentina S.A. (the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), which was filed with the Commission on April 29, 2015.  In response to the Staff’s comments, the Company submits the responses below.

For your convenience, the Company has reproduced below in italics the Staff’s comments and has provided responses immediately below the comments.

Information on the Company, page 17

Oil and Gas Exploration and Production, page 23

Our Oil and Gas Exploration and Production Interests, page 24

Comment No. 1

Please expand the tabular disclosure on page 24 of the total gross and net productive wells as of December 31, 2014 to provide this information by geographic area, e.g. by individual country. Refer to Items 1208(a) and 1201(d) of Regulation S-K.

Response to Comment

As of December 31, 2014, the Company’s total gross and net productive wells, by geographic area were as follows:

We take note of the Staff’s comment relating to the tabular disclosure on page 24 of the 2014 Form 20-F and will disclose total gross and net productive wells by geographic area in each future 20-F filing to supplement the information set forth in the table on pages 28 and 29 of the 2014 Form 20-F, which provides a break-down of the Company’s total gross productive oil and gas wells by production area and location.

Statistical Information Relating to Oil and Gas Production, page 28

Comment No. 2

Please expand the disclosure of production presented as average daily rates on page 29 to provide this information as annual volumes for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K.

Response to Comment

The following table sets forth our oil and gas production on an “as sold” annual basis by geographical area for the fiscal years ended December 31, 2014, 2013 and 2012.

We take note of the Staff’s comment relating to the disclosure on page 28 of the 2014 Form 20-F and will include annual volumes by final products sold and geographical area for each of the last three fiscal years in each future 20-F filing.

Comment No. 3

Please confirm for us that the production figures disclosed on page 29 pursuant to Item 1204(a) of Regulation S-K represent only marketable production of natural gas on an “as sold” basis excluding flared gas, injected gas, and gas consumed in operations. Refer to Instruction 2 to Item 1204 of Regulation S-K.

Response to Comment

The Company confirms that production figures disclosed on page 29 of the 2014 Form 20-F represent only marketable production of natural gas on an “as sold” basis excluding flared gas, injected gas, and gas consumed in operations.

Reserves, page 32

Comment No. 4

Based on the information provided on page 34, it appears that the Company converted only 10% of the total net quantities of proved undeveloped reserves disclosed at the beginning of 2014 to developed, excluding the 7.7 MMBoe of reserves that will be developed over periods exceeding five years. We have compiled the figures from information provided in your previous filings and in response to comments issued by the staff, and note similarly low historical conversion rates of your proved undeveloped reserves for each reporting year since 2010.

Excluding the 7.7 MMBoe of proved undeveloped reserves as noted, please clarify for us how you plan to convert the remaining 79.5 MMBoe of reserves disclosed as of December 31, 2014 within five years of the initial disclosure of such reserves. In addition to your narrative explanation, please provide us with an annual schedule of 1) the number of gross proved undeveloped locations, 2) the reserves quantities and 3) the estimated capital expenditures necessary to convert the 79.5 MMBoe of proved undeveloped reserves disclosed as of December 31, 2014. Also refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company’s management including approval by the Board, if such approval is required.

Response to Comment

The Company’s plan to convert 79.5 MMBoe of proved undeveloped reserves to proved developed reserves includes the drilling of 201 wells by the end of 2019.

During 2015, the Company has increased (i) drilling activities in the Rio Neuquén area and (ii) gas processing capacity at the Rio Neuquén and Mangrullo areas. As a result, the Company’s conversion rate of proved undeveloped reserves is expected to increase to an annual average in excess of 10% in the next few years.

Capital expenditures to convert the 79.5 MMBoe of proved undeveloped reserves disclosed as of December 31, 2014, including drilling costs and costs of constructing the necessary facilities, have been estimated at U.S$303 million, U.S$232 million, U.S$147 million, U.S$133 million and U.S$87 million for 2015, 2016, 2017, 2018 and 2019, respectively. The estimated reserves quantities to be converted amount to 21.6 MMBoe for 2015, 19.5 MMBoe for 2016, 16.4 MMBoe for 2017, 12.1 MMBoe for 2018 and 9.9 MMBoe for 2019. The number of gross proved undeveloped areas is expected to reach 13, 11, 11, 9 and 7 in 2015, 2016, 2017, 2018 and 2019, respectively.

Finally, we confirm that the proved undeveloped areas mentioned are part of the development plan adopted by our management in accordance with our internal approval process.

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In accordance with the requests at the end of your letter, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

_______________________________________________

If you have any questions or wish to discuss any matters relating to the foregoing, or require any additional information, please do not hesitate to contact María Verónica Blasco or Claudio Martín or Gabriel Scagnetti of Petrobras Argentina S.A. at (5411) 4344 6571 or Andrés de la Cruz of Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2208.

Very truly yours,

PETROBRAS ARGENTINA S.A.

/s/ Maelcio Mauricio Soares

By: Maelcio Mauricio Soares

Title: Chief Financial Officer

c.c.

María Verónica Blasco  – Petrobras Argentina S.A.

Claudio Martín – Petrobras Argentina S.A.

Gabriel Scagnetti – Petrobras Argentina S.A.

Andrés de la Cruz – Cleary Gottlieb Steen & Hamilton LLP